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RESIDENT PARTNERS
Edward L. Turner III
Matthew D. Bersani
Leiming Chen
Admitted in New York


Writer's Email Address:                                        February 15, 2005
leiming.chen@shearman.com

Writer's Direct Number:
+852.2978.8057


VIA FACSIMILE



Ms. Jill S. Davis
Ms. Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549



RE:      PETROCHINA COMPANY LIMITED
         FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004
         FILED JUNE 29, 2005
         FILE NO. 001-15006

Dear Ms. Davis and Ms. Goeken:

     On behalf of PetroChina Company Limited (the "Company"), we are responding to the Staff's comment letter, dated January 6, 2006, relating to the Company's annual report on Form 20-F for the year ended December 31, 2004 (the "Form 20-F").

     The Company has responded to all of the Staff's comments by providing supplemental information as requested. The Company's responses to the Staff's comments are

            ABU DHABI | BEIJING | BRUSSELS | DUSSELDORF | FRANKFURT
         HONG KONG | LONDON | MANNHEIM | MENLO PARK | MUNICH | NEW YORK
          PARIS | ROME | SAN FRANCISCO | SAO PAULO | SINGAPORE | TOKYO
                            TORONTO | WASHINGTON, DC

   SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE
                        PERSONAL LIABILITY OF PARTNERS.
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                                                               February 15, 2005
Page 2

as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff's comment letter, which have been retyped below in bold for ease of your reference).

1. EXPLAIN IN GREATER DETAIL WHAT YOU MEAN WHEN YOU INDICATE THAT YOU HAVE HISTORICALLY INCURRED INSIGNIFICANT COSTS IN RETIRING CERTAIN TANGIBLE LONG-LIVED ASSETS WHICH HAVE BEEN DISPOSED OF.

         Response: Until the end of 2004, the Company was not legally required to take any abandonment measures for its retired tangible long-lived assets. The Company only incurred costs when capping or plugging certain wells after salvaging the wellhead and surface equipment for alternative use. As safety precautions, these plugging and capping activities were limited to wells that were considered to be in areas with extensive human use at the time of the abandonment. In addition, abandonment measures were not applied consistently to all wells located in areas with extensive human use. Rather, measures were taken on an as needed basis and the extent of work performed varied from well to well. Whereas one well required concrete seal, the other only required capping. Thus, the Company did not deploy the practice of defining the timing, location and the technological processes of abandonment measures. As such, the Company did not incur an obligation in retiring certain tangible long-lived assets for the year ended and as of December 31, 2004.

         The actual costs incurred for these capping and plugging activities were approximately RMB35 million, RMB32 million and RMB45 million in 2002, 2003 and 2004, respectively. These costs were expensed as operational costs as incurred.

         As further described in the response to Comment No. 8 below, the authorities in two provinces in which the Company conducts significant oil and gas producing activities have promulgated specific regulations related to abandonment of oil and gas and other natural resource extraction properties. The Company has made certain accounting recognition in its 2005 consolidated financial statements in response to the changes arising from those new regulations.

2. CLARIFY THE NATURE OF THE TANGLE LONG-LIVED ASSETS THAT RESULTED IN YOUR INCURRENCE OF DISPOSAL COSTS.

         Response: The tangible long-lived assets which the Company had taken abandonment measures were oil and gas wells that were considered to be in certain areas with extensive human use at the time of the abandonment of the wells.
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                                                               February 15, 2005
Page 3

3.       TELL US THE NATURE OF THE DISPOSAL COSTS INCURRED.

         Response: The disposal costs were those incurred for the capping or plugging of certain wells that were considered to be in certain areas with extensive human use at the time of the abandonment of the wells.

4. AS PREVIOUSLY REQUESTED, TELL US WHETHER OR NOT YOU HAVE HISTORICALLY INCURRED COSTS TO RETIRE YOUR ASSETS, SUCH AS, BUT NOT LIMITED TO PLUGGING OF WELLS, AND REMOVAL OF EQUIPMENT.

         Response: Please refer to the response to Comment No.1.

5. IT IS OUR UNDERSTANDING THAT YOU LEASE LAND FROM THE PRC. PLEASE TELL US WHETHER OR NOT YOU HAVE INCURRED ASSET RETIREMENT COSTS ASSOCIATED WITH THOSE PROPERTIES AND HOW YOU ACCOUNT FOR THOSE COSTS.

         Response: The Company has not incurred asset retirement costs associated with the leased land. At present, we have no legal or contractual obligation to take abandonment measures when the Company discontinues the lease.

6.       EXPLAIN WHAT YOU MEAN BY YOUR REFERENCE TO RELEVANT ACCOUNTING
         STANDARDS.

         Response: According to IFRS Framework for the Preparation and Presentation of Financial Statements, the definition of expenses encompasses losses as well as those expenses that arise in the course of the ordinary activities of the entity. Prior to 2005, the Company regarded the removal of wellhead equipment and the plugging of well holes as part of the normal operating activities. Therefore, the costs associated with these activities were included in the consolidated statement of income as they were incurred as discussed in the response to Comment No.1.

7. AS PREVIOUSLY REQUESTED, TELL US WHETHER OR NOT YOUR ADOPTION OF FIN 47 WILL AFFECT YOUR CURRENT INTERPRETATION OF SFAS 143 FOR US GAAP.

         Response: The Company believes that FIN 47 does not create a new standard for recognition of conditional asset retirement obligations. Rather, in the Company's view, it clarifies that, under SFAS 143, a company will need to identify its conditional asset retirement obligations and determine whether it can reasonably estimate the fair value of each obligation. If the company can reasonably estimate the fair value of the obligation, it will need to recognize a liability for that obligation. This concept has already been applied by the Company under SFAS 143 prior to the issuance of FIN 47. Therefore, the
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                                                               February 15, 2005
Page 4

         adoption of FIN 47 did not have an effect on the Company's interpretation of SFAS 143 for US GAAP.

8. PLEASE PROVIDE AN ANALYSIS TO ADDRESS THE COSTS OF RETIRING YOUR CURRENT ASSETS IN PLACE BASED ON YOUR HISTORICAL PRACTICE.

         Response: In mid-2005, two provincial governments promulgated regulations specifying the required abandonment measures for retired oil and gas properties in these two provinces. Heilongjiang Province issued the Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Heilongjiang Province and Gansu Province issued the Environmental Protection Regulation for Oil and Gas Exploration and Production Activities in Gansu Province. Because Daqing oilfield, the largest oilfield of the Company, is located in Heilongjiang Province, and part of the oil and gas properties of Changqing oilfield and Yumen oilfield, another two oilfields of the Company, are located in Gansu Province, these oilfields will need to follow the newly promulgated requirements on the abandonment measures in retiring oil and gas properties. In consideration of recent domestic legal developments, other provincial governments are expected to issue similar regulations in the near future. Therefore, in response to the new developments in 2005, the Company will recognize provisions for estimated costs on abandonment measures for all of its current oil and gas properties in accordance with IAS 37 and SFAS 143 in its financial statements for the year ended December 31, 2005. The estimated discounted provision approximates RMB13.2 billion (or RMB 23.2 billion before discounting). This amount is the aggregate of the estimates made on individual metering stations and gathering facilities in addition to wells, taking into consideration specified technological processes that the Company is expected to apply as a result of the promulgation of the relevant regulations related to the abandonment of oil and gas properties. The estimated average future annual impact on the consolidated statement of income of the Company arising from the recording of this provision approximates RMB1.58 billion.


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                                                               February 15, 2005
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     Please direct any questions concerning this letter to the undersigned at
+852.2978.8057.



                                                     Very truly yours,


                                                     /s/ Leiming Chen
                                                     ---------------------------
                                                     Leiming Chen




cc:    Mr. Li Huaiqi
       Mr. Guo Jinping
       Mr. Wei Fang
           PetroChina Company Limited